UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)

                                   GenTek Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    37245X203
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                                 (CUSIP Number)

                                Richard A. Rubin
                         Hawkeye Capital Management LLC
                          800 Third Avenue, 10th Floor
                               New York, NY 10022
                           (212) 212-265-0565 (phone)
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 37245X203

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

       Richard A. Rubin

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2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)   |X|
       (b)   | |

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3.     SEC Use Only

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4.     Source of Funds (See Instructions)

       AF

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5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                   [ ]

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6.     Citizenship or Place of Organization

       United States
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                                7.   Sole Voting Power                 618,298
Number of Shares              --------------------------------------------------
Beneficially Owned
by Each Reporting               8.   Shared Voting Power                     0
Persons With                  --------------------------------------------------

                                9.   Sole Dispositive Power             618,298
                              --------------------------------------------------
                                10.  Shared Dispositive Power                 0

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11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       618,298*

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12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                   [ ]

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13.    Percent of Class Represented by Amount in Row (11)

       6.07%
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14.    Type of Reporting Person.

       IN
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* This number is included solely for the purposes of identifying shares as to which this Schedule 13D relates and is qualified in its entirety by the information in this Schedule 13D. Beneficial ownership of the listed shares is disclaimed pursuant to Rule 13d-4.

CUSIP No. 37245X203

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

       Hawkeye Capital Management, LLC - 134 092 634

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2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)   |X|
       (b)   | |

--------------------------------------------------------------------------------

3.     SEC Use Only

--------------------------------------------------------------------------------

4.     Source of Funds (See Instructions)

       AF

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5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                  [ ]

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6.     Citizenship or Place of Organization

       Delaware
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                                7.   Sole Voting Power                       0
Number of Shares              --------------------------------------------------
Beneficially Owned
by Each Reporting               8.   Shared Voting Power                     0
Persons With                  --------------------------------------------------

                                9.   Sole Dispositive Power                  0
                              --------------------------------------------------
                                10.  Shared Dispositive Power                0

--------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       618,298*

--------------------------------------------------------------------------------

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11)

       6.07%
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14.    Type of Reporting Person.

        OO - limited liability company
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* This number is included solely for the purposes of identifying shares as to which this Schedule 13D relates and is qualified in its entirety by the information in this Schedule 13D. Beneficial ownership of the listed shares is disclaimed pursuant to Rule 13d-4.

CUSIP No. 37245X203

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

       Hawkeye Capital Master - 98 046 6159

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2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)   |X|
       (b)   | |

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3.     SEC Use Only

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4.     Source of Funds (See Instructions)

       WC

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5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                  [ ]

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6.     Citizenship or Place of Organization

       Cayman Islands
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                                7.   Sole Voting Power                       0
Number of Shares              --------------------------------------------------
Beneficially Owned
by Each Reporting               8.   Shared Voting Power                     0
Persons With                  --------------------------------------------------

                                9.   Sole Dispositive Power                  0
                              --------------------------------------------------

                                10.  Shared Dispositive Power                0

--------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       618,298*

--------------------------------------------------------------------------------

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11)

       6.07%
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14.    Type of Reporting Person.

       OO - Cayman Islands series trust

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* This number is included solely for the purposes of identifying shares as to which this Schedule 13D relates and is qualified in its entirety by the information in this Schedule 13D. Beneficial ownership of the listed shares is disclaimed pursuant to Rule 13d-4.

                                  SCHEDULE 13D

Item 1.       Security and Issuer

              This statement relates to 618,298 shares of the common stock, par value $0.01 per share (the "Common Stock"), of GenTek Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 90 East Halsey Road, Parsippany, NJ 07054.

Item 2.       Identity and Background

              (a) This Schedule 13D is being filed jointly by Richard A. Rubin, Hawkeye Capital Management, LLC and Hawkeye Capital Master (collectively, the "Reporting Persons") with respect to the Common Stock which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Securities Exchange Act of 1934. Mr. Rubin is the managing member of Hawkeye Capital Management, LLC, which is the manager of Hawkeye Capital Master, a pooled investment vehicle organized as a Cayman Islands series trust.

              (b) The residence or business address of each Reporting Person is 800 Third Avenue, 10th Floor, New York, NY 10022.

              (c) The present principal occupation of Mr. Rubin is managing member of Hawkeye Capital Management, LLC.

              (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

              (f) Mr. Rubin is a citizen of the United States, Hawkeye Capital Management, LLC was organized in Delaware and Hawkeye Capital Master was organized in the Cayman Islands.

Item 3.       Source and Amount of Funds or Other Contribution

              The source of funds used to purchase the Common Stock consists of personal funds of the Reporting Persons. The aggregate amount of funds required to purchase the Common Stock acquired by the Reporting Persons is $10,895,906.32.

Item 4.       Purpose of Transaction

              The purpose of the acquisition of the Common Stock of the Company by the Reporting Persons is for investment. The Reporting Persons intend to request that Mr. Rubin be nominated to a seat on the Board of Directors of the Company. Otherwise, the Reporting Persons currently have no plan, proposal or intention that relates to, or would result in, any of the actions enumerated in
Item 4 of the Special Instructions for Complying with Schedule 13D. The Reporting Persons will monitor the Company and its performance and may, at a later date as events warrant, take actions or develop plans (subject to any duties of the Company and its common stockholders Mr. Rubin may become subject to if elected as a Director of the Company) consistent with maximizing the value of the Company's Common Stock.

Item 5.       Interest in Securities of the Issuer

              (a) The Reporting Persons own an aggregate of 618,298 shares of Common Stock, or approximately 6.07% of the Company's outstanding Common Stock.

              (b) Of the Reporting Persons, only Mr. Rubin has sole power to vote or to direct the vote, and sole power to dispose and to direct the disposition of the Common Stock.

              (c) Other than as described in this Schedule 13D, none of the Reporting Person has purchased any of the Company's securities during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              None, except as disclosed herein.

Item 7.       Material to Be Filed As Exhibits

              None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2006

                                      /s/ Richard A. Rubin
                                      ---------------------
                                      Richard A. Rubin



                                      HAWKEYE CAPITAL MANAGEMENT, LLC


                                      By:  /s/ Richard A. Rubin
                                         ------------------------
                                      Name:  Richard A. Rubin
                                      Title: Managing Member



                                      HAWKEYE CAPITAL MASTER

                                      By: Hawkeye Capital Management, LLC,
                                      its manager


                                      By:  /s/ Richard A. Rubin
                                         ------------------------
                                      Name:  Richard A. Rubin
                                      Title: Managing Member

                             JOINT FILING AGREEMENT
                             ----------------------

         The undersigned, the Reporting Persons named in this Schedule 13D, hereby agree that this Schedule 13D is filed on a combined basis on behalf of each of them and that each Reporting Person is individually responsible for the timely filing of any amendments to this Schedule 13D. Each Reporting Person further agrees that it is responsible for the completeness and accuracy of the information concerning such Reporting Persons, respectively, contained in this
Schedule 13D and that it is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

         IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of March 31, 2006.


                                      /s/ Richard A. Rubin
                                      ---------------------
                                      Richard A. Rubin



                                      HAWKEYE CAPITAL MANAGEMENT, LLC


                                      By:  /s/ Richard A. Rubin
                                         ------------------------
                                      Name:  Richard A. Rubin
                                      Title: Managing Member



                                      HAWKEYE CAPITAL MASTER

                                      By: Hawkeye Capital Management, LLC,
                                      its manager


                                      By:  /s/ Richard A. Rubin
                                         ------------------------
                                      Name:  Richard A. Rubin
                                      Title: Managing Member